UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

DYNAVOX INC.
(Name of Issuer)

CLASS A COMMON STOCK
 (Title of Class of Securities)

26817F 104
 (CUSIP Number)

April 15, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Robert Manard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [a] [b] _X_
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSTIVE POWER 0
	8.	SHARED DISPOSITVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 1 amends the Schedule 13G filed by the reporting person on February 4, 2013. As of April 15, 2013, the reporting person is no longer a beneficial owner of the Issuer’s securities.

Item 1.

(a)	Name of Issuer DYNAVOX INC.

(b)	Address of Issuer’s Principal Executive Offices

2100 Wharton Street, Suite 400, Pittsburgh, Pennsylvania 15203

Item 2.

(a)	Name of Person Filing Robert Manard

(b)	Address of Issuer’s Principal Executive Offices

4 PMB 112, 362 Gulf Breeze Pkwy, Gulf Breeze, FL 32561

(c)	Citizenship

United States of America

(d)	Title of Class of Securities Class A Common Stock

(e)	CUSIP No. 26817F 104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c)

Not applicable

Item 4. Ownership

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

Not Applicable

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2013	/s/ Robert Manard
Robert Manard